Dell Inc.
One Dell Way
Round Rock, Texas 78682
April 30, 2007
VIA EDGAR
Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Dell Inc.
Form 10-K for the Fiscal Year Ended February 3, 2006
Filed March 15, 2006
File No. 0-17017
Dear Ms. Blye:
On behalf of Dell Inc. (“Dell”), we are responding to your letter to Mr. Michael S. Dell dated March 30, 2007. Our responses follow each of your numbered comments, which we have repeated below in boldface type before each of our responses. References below to “Dell” include wholly-owned or other controlled subsidiaries of Dell.
General
SEC Comment No. 1:
1.	We note from your website and public reports that some of your products are available, and may be formatted for use, in Cuba, Iran, North Korea, Syria and Sudan. Each of these countries is identified as a state sponsor of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Your Form 10-K does not contain disclosure of activities associated with Cuba, Iran, North Korea, Syria or Sudan. Please describe your current, past and anticipated operations in and contacts with such countries, if any, including through distributors and other direct and indirect arrangements. Tell us whether, and explain the extent to which, the governments of Cuba, Iran, North Korea, Syria and Sudan, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

Securities and Exchange Commission
April 30, 2007

Response to SEC Comment No. 1:
Dell does not conduct any business directly in any country identified as a state sponsor of terrorism (currently, Cuba, Iran, North Korea, Syria and Sudan) unless under authority of a license or license exception from the U.S. Government and the governments of any other countries with jurisdiction, nor does Dell conduct business with, or provide financing to, the governments of any of those countries. In addition, Dell does not authorize its resellers and distributors to make sales of Dell products to any end user in such countries and, in its reseller and distributor contracts, specifically notifies its authorized partners that the sale of any Dell products to or in restricted countries is prohibited by U.S. law. The company’s standard contract includes the following relevant language:
“Authorized Reseller acknowledges that the purchased goods licensed or sold under this agreement, and the transaction contemplated by this agreement, which may include technology and software, are subject to the export control laws and regulations of the United States (“U.S.”) and may also be subject to the export laws and regulations of the country in which the products are manufactured and/or sold. For any authorized resale under this agreement, Authorized Reseller acknowledges that it is Authorized Reseller’s sole responsibility to comply with those laws and regulations and agrees to fully abide by those laws and regulations. Further, under U.S. law, the goods shipped pursuant to this agreement may not be sold, leased or otherwise transferred to restricted end-users or to restricted countries.”
During fiscal years 2004 through 2006, Dell sold, under authority of a United States government license, 23 desktop computers to the United Nations World Food Programme for use in the Programme’s Sudan office. The revenue attributable to that sale was less than $50,000. There was a similar sale in fiscal 2007, and the company anticipates an immaterial volume of similar sales in the future.
Dell does not maintain any offices or other facilities in any country identified as a state sponsor of terrorism, has no employees in any of those countries and has no assets or liabilities associated with activities in any of those countries.
While Dell seeks to prevent the unauthorized sale and use of any of its products by end users in countries identified as state sponsors of terrorism, many of its products are portable, and therefore, Dell, does not have the ability to prevent third parties from themselves transporting Dell products into the identified countries. Dell does take reasonable steps to prevent any such third party sales, including enforcing its trademark rights against infringers that seek to sell into those countries.
There are limited instances where Dell posts information on its product support Web sites that could be useful to an end user in one of the identified countries (e.g., Dell has posted

Securities and Exchange Commission
April 30, 2007

a document which outlines worldwide AC voltages for the purpose of determining compatibility with electronic equipment, and has outlined regional codes used on DVDs that can restrict where DVDs may be played). In addition, it is possible for Dell customers or other third parties to post comments or other information (e.g., modem configuration information) on Dell’s Web site that might facilitate an end user’s ability to use Dell products in the identified countries. For example, Dell maintains various forums on its Web site that allow third parties to ask questions and offer each other suggestions, and Dell maintains an interactive Web site (called Dell IdeaStorm) that enables customers to generate and discuss ideas about technology and offer suggestions for current and future Dell products, services and operations. Because those comments, questions and suggestions are generated by third parties, they could contain information that might be useful to an end user in one of the identified countries. Dell in no way, however, encourages or supports the posting of such information.
SEC Comment No. 2:
2.	Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.
Response to SEC Comment No. 2:
As noted in the response to Comment No. 1 above, Dell’s policies do not allow operations or sales in countries that are identified as state sponsors of terrorism, and the company does not knowingly permit, encourage or facilitate the sale or transporting of Dell products into those countries, except for limited activities conducted under authority of appropriate governmental licenses. Dell does not believe that those limited activities, whether analyzed on a quantitative or qualitative basis, are material to Dell or present a material investment risk to Dell stockholders.
Please see the response to Comment No. 3 below for a discussion of the qualitative factors that bear on the materiality analysis.
SEC Comment No. 3:
3.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, North Korea, Syria and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets

Securities and Exchange Commission
April 30, 2007

from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that Vermont’s Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist or genocidal activities. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba, Iran, North Korea, Syria and Sudan.
Response to SEC Comment No. 3:
As noted above, the only revenue derived by Dell during fiscal years 2004 through 2006 from business in countries identified as state sponsors of terrorism was attributable to a sale of 23 desktop computers to the United Nations World Food Programme for the Programme’s office in Sudan under authority of a government license. That revenue amounted to less than $50,000, which when compared with Dell’s annual net revenues of more than $40 billion in each of those years, is clearly not material from a quantitative standpoint.
With respect to qualitative materiality, Dell believes that its activities conform to all applicable laws, including those administered by the Office of Foreign Assets Control and the Bureau of Industry and Security. Dell acknowledges that various states and institutions have taken positions with respect to investments in companies having business interests in countries identified as state sponsors of terrorism. The applicable legislation, resolution or policy may list various factors to be considered in making investment decisions, including the nature of the business being conducted, whether the issuer obtained a license or has ties to the applicable governments. Dell believes that investor sentiment towards Dell would not be adversely impacted by the limited licensed activity described herein or by an immaterial volume of similar sales in the future.
Investor inquiries are another gauge of investor sentiment and, to the company’s knowledge, Dell has not received any significant number of inquiries with respect to its operations in and its contacts with those countries. Dell is certainly sensitive to the concerns of its investors, and will continue to monitor investor sentiment and activity in this area as it routinely does in many other areas.

Securities and Exchange Commission
April 30, 2007

SEC Comment No. 4:
4.	Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries. In this regard, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.
Response to SEC Comment No. 4:
Dell has regulatory compliance programs in place designed to prevent any unlicensed dealings or transactions with countries identified as state sponsors of terrorism and the governments of those countries. Dell regularly reviews its activities to confirm that its policies are being complied with, and Dell believes that it is in compliance with its policies and all applicable laws and regulations relating to business and activities in the identified countries.
Dell does not have, and has not had, any Iran-related activities subject to the Iran Sanctions Act.
* * * * *
As requested by your letter, Dell hereby acknowledges that:
•	Dell is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Dell’s filing; and

•	Dell may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please call the undersigned at 512-728-0587.

Sincerely,

/s/ Thomas H. Welch, Jr.

Thomas H. Welch, Jr.
Vice President — Legal
General Corporate Counsel

cc:	Barbara Jacobs Assistant Director, Division of Corporation Finance